SRKP 2, INC.


August 8, 2006

VIA EDGAR AND FED-EX
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Office of Emerging Growth Companies
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Attn: John Reynolds

Re:   SRKP 2, Inc.
      Registration Statement on Form SB-2
      File Number:  333-124164
      Request for Acceleration of Effectiveness
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Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, SRKP 2, Inc., a Delaware corporation (the "Company"), hereby requests that the Securities and Exchange Commission ("SEC") take appropriate action to cause the above-referenced Registration Statement to become effective at 4:00 PM Eastern Standard Time on Thursday, August 10, 2006, or as soon thereafter as possible.

Further, the Company acknowledges that:

      o Should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

      o The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o The Company may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions or require any additional information with respect to this filing, please contact Thomas J. Poletti, Esq. at (310) 552-5000 or by facsimile at (310) 552-5001.

Thank you for your assistance and cooperation.

Yours very truly,

SRKP 2, Inc.

/s/ Richard A. Rappaport

Richard A. Rappaport
President

cc:   Thomas J. Poletti, Esq.